UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Broadcast International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

11131M100
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,892,788

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,892,788

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,892,788

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Investment Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,892,788

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,892,788

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,892,788

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel M. Lewis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,892,788

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,892,788

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,892,788

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of common stock, $.05 par value (the "Common Stock") of Broadcast International, Inc. (“Issuer”) beneficially owned by the Reporting Persons identified below as of February 2, 2012 and amends and supplements the Schedule 13G filed on January 3, 2011 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are:

-	Gem Partners, LP (the “Gem Partners”).

-	Gem Investment Advisors, LLC (“Advisors”).

-	Daniel M. Lewis (“Lewis”).

Advisors is the general partner of Gem Partners.  Mr. Lewis is the managing member of Advisors.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) As of February 2, 2012, due to the Ownership Limitation (as defined below), Gem Partners beneficially owns 7,892,788 shares of Common Stock, consisting of: (A) 6,666,666 shares of Common Stock, and (B) warrants (“Warrants”) exercisable for 1,226,122 shares of Common Stock.

Notwithstanding the above, as of the date of this filing, the Warrants held by Gem Partners are exercisable for 3,333,333 shares of Common Stock.  However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Warrants are exercisable are limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in Gem Partners (and its affiliates) having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants if such exercise would cause Gem Partners’ (and its affiliates) aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  Therefore, as of the date hereof, Gem Partners disclaims beneficial ownership of 2,107,211 shares of Common Stock that the Warrants would otherwise be exercisable for due to the Ownership Limitation.

(ii) Advisors, as the general partner of Gem Partners, beneficially owns the 7,892,788 shares of Common Stock beneficially owned by Gem Partners.

(iii) Mr. Lewis, as the controlling person of Advisors, is deemed to beneficially own the 7,892,788 shares of Common Stock beneficially owned by Advisors.

(iv) Collectively, the Reporting Persons beneficially own 7,892,788 shares of Common Stock.

(b)	Percent of Class:

(i) Gem Partners’ beneficial ownership of 7,892,788 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

(ii) Advisors’ beneficial ownership of 7,892,788 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

(iii) Mr. Lewis’s beneficial ownership of 7,892,788 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

(iv) Collectively, the Reporting Persons’ beneficial ownership of 7,892,788 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to vote or direct the vote of the 7,892,788 shares of Common Stock beneficially owned by Gem Partners.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to dispose or direct the disposition of the 7,892,788 shares of Common Stock beneficially owned by Gem Partners.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                              SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2012

GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By:  /s/ Daniel M. Lewis
                            Daniel M. Lewis, Managing Member

GEM INVESTMENT ADVISORS, LLC

By:  /s/ Daniel M. Lewis
                            Daniel M. Lewis, Managing Member

/s/ Daniel M. Lewis
     Daniel M. Lewis